

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FlexTrade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road, Suite 314
(No. and Street)

Great Neck	New York	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin Block & Anchin, LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Vijay Kedia _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FlexTrade LLC _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

President, CEO
_____
Title


Notary Public

— Elzbieta Zolyniak --
Notary Public, State of **New York**
No. 01ZO6304162
Qualified in Nassau County
Commission Expires May 27, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

FLEXTRADE LLC

INDEX TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Flextrade LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flextrade LLC, (the "Company") as of December 31, 2020, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Flextrade LLC, as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anchin, Block & Anchin LLP

We have served as the Company's auditors since 2002.

New York, New York
March 25, 2021

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

A S S E T S

Cash and cash equivalents	$	4,398,562
Accounts receivable, net		9,260,355
Due from affiliate		609,601
Prepaid expenses and other current assets		27,277
Total Assets	**$**	**14,295,795**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Sales tax payable and accrued expenses	$	229,221
Deferred revenue		3,622,884
Other liabilities		35,615
Due to parent		3,931,800
Total Liabilities		7,819,520
Members' Equity		6,476,275
Total Liabilities and Members' Equity	**$**	**14,295,795**

See the accompanying Notes to the Financial Statements.

FLEXTRADE LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity

The Company licenses computer software primarily to securities broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash equivalents consist of a bank money market fund and checking account.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services.

The Company's revenue from licensing agreements is based on the number of shares traded using the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract. Some agreements may provide for a maximum annual fee payable by a customer. In such cases, if the Company determines based on the proportionate number of shares traded as of the balance sheet date, that the volume of shares traded will result in the maximum being reached, the revenue is recognized on the straight-line basis over the life of the contract. Some agreements provide for a minimum monthly fee. In such cases, the Company recognizes as revenue the greater of the minimum fee or the amount calculated based on trading volume.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers.

FLEXTRADE LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts (continued)

The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes

No provision is required for federal and state taxes on the income of the Company.

The Company is a limited liability company for federal and state tax purposes whereby the income of the Company is taxed to the members. The Company remains liable for New York City and various other state taxes.

Sales Tax

The sales taxes charged by the Company to customers are presented in the financial statements on a net basis and accordingly, excluded from revenues and costs.

NOTE 2 -   EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 and adopted the amendments to 17 C.F.R. § 240.17a-5 as the Company limits its business activities exclusively to licensing computer software primarily to securities broker-dealers located throughout the United States. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year.

NOTE 3 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2020, the Company had net capital of $3,322,392 which was $2,801,091 in excess of its required minimum net capital of $521,301. The Company's ratio of aggregate indebtedness to net capital was 2.354 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent to provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent allocates payroll and fringe benefits of general & administrative personnel based on the relative revenue ratio of the Parent and Company. In addition, the Company pays the Parent a user-based license fee for customers who have executed a licensing agreement with the Company. For the year ended December 31, 2020, the Parent charged the Company $36,574,172. The amount due to the Parent is $3,931,800. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party. The Company is due a receivable from an affiliate entity in the amount of $609,601 relating to customer payments, which were received by the affiliate entity.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

Cash Credit Risk Concentration

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $4,149,000 at December 31, 2020.

NOTE 6 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 25, 2021 which is the date the financial statements were available to be issued.